Exhibit 99.5

SOS Limited Announces Pricing of $7.5 Million Registered Direct Offering

QINGDAO, China, July 30, 2025 /PRNewswire/ -- SOS Limited (NYSE: SOS) (the “Company” or “SOS”), a multifaceted company that engages in blockchain and cryptocurrency operations and commodity trading, today announced that it has entered into a securities purchase agreement with certain institutional investors for the purchase and sale of 2,142,855 American Depositary Shares (“ADS”) in a registered direct offering. In a concurrent private placement, the Company also agreed to issue and sell unregistered Warrants (“Warrants”) to purchase up to an aggregate of 4,285,710 ADSs. The combined effective offering price for each ADS and the accompanying Warrants is $3.50. Each private placement warrant will be immediately exercisable, expire five and one-half years from the initial exercise date and will have an exercise price of $3.50 per share.

The combined gross proceeds to the Company from the registered direct offering and concurrent private placement are estimated to be $7,500,000 before deducting the placement agent’s fees and other estimated offering expenses.

The offering is expected to close on or about July 31, 2025, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The ADSs sold in the registered direct offering are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-285820), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2025. The offering of ADSs will be made only by means of a prospectus supplement that forms a part of such registration statement. A prospectus supplement relating to the ADSs offered in the registered direct offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

The Warrants to be issued in the concurrent private placement and the shares issuable upon exercise of such warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About SOS Limited

SOS is an emerging blockchain-based service solution provider and also engaged in blockchain and cryptocurrency operations, which currently include cryptocurrency mining and may expand into cryptocurrency security. Since April 2021, we launched our commodity trading business via our subsidiary SOS International Trading Co. Ltd. Our major trading commodities include mineral resin, soy bean, wheat, sesame, liquid sulfur, petrol coke and latex etc. For more information, please visit: http://www.sosyun.com/.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the Federal Securities Act, including but not limited to our expectations of future financial performance, business strategy or business. These statements constitute forecasts, prospects and forward-looking statements and are not performance guarantees. SOS warns that forward-looking statements are subject to many assumptions, risks and uncertainties that will change over time. Forward looking statements may be identified by words such as “may”, “can”, “should”, “will”, “estimate”, “plan”, “project”, “forecast”, “intend”, “expect”, “predict”, “believe”, “seek”, “target”, “Outlook” or similar words. Specifically, forward-looking statements may include statements related to the following matters of the company:

●	Ability to implement its business plan;

●	Changes in SOS product and service market; and

●	Expansion plans and opportunities.

These forward-looking statements are based on information available as of the date of this press release and our management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, but not are limited to, the risk factors described by SOS in its filings with the Securities and Exchange Commission (“SEC”). These risk factors and those identified elsewhere in this press release, among others, could cause actual results to differ materially from historical performance and include, but are not limited to:

●	Local government’s policies and regulatory oversight of crypto currency mining operation and our other operations;

●	SOS’s blockchain and super-computing, commodity trading and marketing solutions businesses are still under development, with many uncertainties in the future direction and integration of these various business segments;

●	Failure to manage the newly launched commodities trading business effectively;

●	Loss of key customers in the commodity trading business;

●	Failure to access a large quantity of power at reasonable costs could significantly increase SOS operating expenses and adversely affect our demand for SOS’s mining activities;

●	Any significant or prolonged failure in the data warehouse facilities and data mining facilities that SOS operates or services it provides, including events beyond its control, would lead to significant costs and disruptions and would reduce the attractiveness of its facilities, harm its business reputation and have a material adverse effect on its results of operation;

●	Security breaches or alleged security breaches of our data warehouses could disrupt SOS operations and have a material adverse effect on its business, financial condition and results of operation; uncertainty in global supply chain and international shipping; and

●	Other risks and uncertainties indicated in SOS’s SEC reports or documents filed or to be filed with the SEC by SOS.

Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and you should not place undue reliance on these forward-looking statements in deciding whether to invest in our securities. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SOURCE SOS Limited